UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO-T/ A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
Dreyer’s Grand Ice Cream Holdings, Inc.
(Name of Subject Company (issuer))
Nestlé S.A.
Nestlé Holdings, Inc.
Nestlé Ice Holdings, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Class A Callable Puttable Common Stock, par value $0.01 per Share
(Title of Class of Securities)
261877104
(CUSIP Number of Class of Securities)
Yun Choi Au, Esq.
Senior Counsel
Nestlé Holdings, Inc.
c/o Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, California 91203
(818) 549-6000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Joe C. Sorenson, Esq.
Edward H. Batts, Esq.
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000

☑  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$310,547.48
Form or Registration No.:	SCHEDULE TO-T
Filing Party:	Nestlé S.A., CIK #0000792990
Date Filed:	November 22, 2005
☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
          ☑     third-party tender offer subject to Rule 14d-1.
          ☐     issuer tender offer subject to Rule 13e-4.
          ☑     going-private transaction subject to Rule 13e-3.
          ☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Item 1.	Summary Term Sheet and

Item 4.	Terms of the Transaction
          The information set forth under the seventh question in the Questions and Answers About the Put Right, the last paragraph under The Put Right — First Put Period, the last paragraph under The Put Right — Second Put Period, and Procedures for Exercising the Put Right — Guaranteed Delivery in the Notice of Put Right dated December 1, 2005, which was previously filed as Exhibit (a)(1)(i) and is incorporated herein by reference (the “Notice of Put Right”), is hereby amended and supplemented as follows to clarify when payment of the Purchase Price will be made for Class A Shares subject to guaranteed delivery procedures:

“Each holder of Class A Shares that has complied with the procedures for guaranteed delivery described in “Procedures for Exercising the Put Right — Guaranteed Delivery” and has timely delivered to Mellon all required documentation and the Class A Shares with respect to which the Put Right has been exercised (in certificate or book entry form) prior to the Expiration Time will be paid the Purchase Price not later than two business days after the Expiration Time, without interest. If the Notice of Guaranteed Delivery is properly executed and delivered to Mellon prior to the Expiration Time, and all required documentation and Class A Shares are delivered after the Expiration Time in accordance with the procedures for guaranteed delivery described in “Procedures for Exercising the Put Right — Guaranteed Delivery” (but within three trading days after the date of execution of the Notice of Guaranteed Delivery), the Purchase Price will be paid within two business days after the delivery of such documentation and the Class A Shares, without interest.”

Item 3.	Identity and Background of Filing Person (a), (b) & (c) and

Item 5.	Past Contacts, Transactions, Negotiations and Agreements (a) & (b)
          The information set forth in Appendix A (“Information Concerning the Executive Officers and Directors of Nestlé”) to the Notice of Put Right dated December 1, 2005 which constitutes Exhibit (a)(1)(i) to this Schedule TO/ A, and which is incorporated herein by reference, is amended and restated in its entirety by Appendix A (“Information Concerning the Executive Officers and Directors of Nestlé”) filed as Exhibit (a)(1)(vii), to this Schedule TO/ A to reflect changes in executive officers and directors effective January 1, 2006.

Item 6.	Purposes of the Transaction and Plans or Proposals
          (a) and (c)(1)-(7)
          The information under the second to last paragraph of the Summary Term Sheet and the second paragraph of Certain Legal Matters — Short Form Merger Appraisal Rights in the Notice of Put Right is amended and restated in its entirety as follows:

“Holders of Class A Shares do not have appraisal rights as a result of the Put Right. In the event of a Short Form Merger, holders of Class A Shares who have not exercised the Put Right (and whose shares will automatically be converted into Class B Shares at such time as Nestlé owns in excess of 90% of the issued and outstanding voting stock of Dreyer’s) will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares. If a Short Form Merger occurs, a notification that includes a copy of Section 262 of the DGCL will be sent to Dreyer’s stockholders. Under Section 262 of the DGCL, dissenting Dreyer’s stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Short Form Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the shares could be based upon factors other than, or in addition to, the Purchase Price to be paid upon the exercise of the Put Right, the price per share to be paid in the Short Form Merger or the market value of the shares. The value so determined could be more or less than the price per share to be paid in the Short Form Merger.

THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.”

Item 11.	Additional Information
          (a)(2) Reference is made to the amended information under The Put Right (as amended in Item 4 above), Procedures for Exercising the Put Right (as amended in Item 4 above) and Certain Legal Matters (as amended in Item 6 above) in the Notice of Put Right, which is incorporated herein by reference.

Item 12.	Exhibits
          (a)(1)(vii) Appendix A (“Information Concerning the Executive Officers and Directors of Nestlé”), as amended and restated effective January 1, 2006, to the Notice of Put Right dated December 1, 2005 which is Exhibit (a)(1)(i) to this Schedule TO/ A.
          99.3 Power of Attorney

Item 13.	Information Required by Schedule 13E-3

Item 12.	The Solicitation or Recommendation
          (e) The filing persons are not aware of any officer, director or affiliate of Dreyer’s or any person listed on Appendix A (“Information Concerning the Executive Officers and Directors of Nestlé”) to the Notice of Put Right (as amended and restated by Exhibit (a)(1)(vii) to this Schedule TO/ A), who has made a recommendation either in support of or against the exercise of the Put Right, other than Jan L. Booth, John W. Larson and Timothy P. Smucker who, as the independent directors of Dreyer’s and as described further in the Notice of Put Right, have unanimously recommended that holders of Class A Shares exercise the Put Right (as described in the Notice of Put Right).

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nestlé Ice Holdings, Inc.

Dated: December 29, 2005	By: /s/ Yun Choi Au Name: Yun Choi Au Title: Secretary

Nestlé Holdings, Inc.

Dated: December 29, 2005	By: /s/ Yun Choi Au Name: Yun Choi Au Title: Secretary

Nestlé S.A.

Dated: December 29, 2005	By: /s/ Yun Choi Au Yun Choi Au, attorney-in-fact for Name: H. P. Frick Title: Senior Vice President and General Counsel of Nestlé S.A.

Index to Exhibits
(a)(1)(i) Notice of Put Right dated December 1, 2005.(1)
(a)(1)(ii) Letter of Transmittal.(2)
(a)(1)(iii) Notice of Guaranteed Delivery.(1)
(a)(1)(iv) Substitute W-9 Guidelines.(2)
(a)(1)(v) Summary Advertisement as published on December 1, 2005.(1)
(a)(1)(vi) Press Release dated November 22, 2005.(2)
(a)(1)(vii) Appendix A (“Information Concerning the Executive Officers and Directors of Nestlé”), as amended and restated effective January 1, 2006, to the Notice of Put Right dated December 1, 2005 which is Exhibit (a)(1)(i) to this Schedule TO/ A.
(c)(i) Opinion of Merrill Lynch & Co. dated November 3, 2005.(3)
(c)(ii) Presentation to the Board of Directors of Dreyer’s Grand Ice Cream Holdings, Inc. Regarding Fairness of the Put Price of Class A Shares by Merrill Lynch & Co. on November 3, 2005.(4)
(d)(i) Governance Agreement dated as of June 26, 2003 by and among Nestlé Holdings, Inc., Nestlé, S.A. and Dreyer’s Grand Ice Cream Holdings, Inc., and Amendment No. 1 thereto.(5)
(d) (ii) Restated Certificate of Incorporation of Dreyer’s Grand Ice Cream Holdings, Inc.(6)
(d)(iii) Amended and Restated Sublicense Agreement for Other Pillsbury Proprietary Information, dated as of September 1, 2002, by and between Nestlé USA — Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.(7)
(d)(iv) Amended and Restated Sublicense Agreement for Pillsbury Trademarks and Technology, dated as of September 1, 2002, by and among Société des Produits Nestlé S.A., Nestec Ltd. and Nestlé Ice Cream Company, LLC.(8)
(d)(v) Amended and Restated Other Nestlé USA Proprietary Information License Agreement, dated September 1, 2002, by and between Nestlé USA — Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.(9)
(d)(vi) Amended and Restated Trademark/ Technology License Agreement, dated September 1, 2002, by and among Nestlé S.A., Nestec Ltd., Société des Produits Nestlé S.A., and Nestlé Ice Cream Company, LLC.(10)
(d)(vii) Nestlé S.A. — Dreyer’s Grand Ice Cream Holdings, Inc. Bridge Loan Facility for up to USD 400 million dated June 11, 2003, as amended on October 22, 2003, March 23, 2004, June 26, 2004, December 6, 2004 and May 23, 2005 (which increased the amount of the facility to USD 700 million).(11)
(d)(viii) Demand Loan Facility dated May 24, 2004, by and between Nestlé Capital Corporation and Dreyer’s Grand Ice Cream Holdings, Inc. for up to USD 50 million, with Assignment by Nestlé S.A. to Nestlé Capital Corporation of a portion of its rights and obligations under the Bridge Loan Facility dated June 11, 2003, as amended.(12)
99.1 Joint Filing Agreement(13)
99.2 Power of Attorney(13)
99.3 Power of Attorney

(1) Incorporated by reference to the identically numbered exhibits to Amendment Number Three to the Schedule TO filed by Nestlé S.A., Nestlé Holdings, Inc. and Nestlé Ice Holdings, Inc. on December 1, 2005.

  (2) Incorporated by reference to the identically numbered exhibits to Amendment Number Two to the Schedule TO filed by Nestlé S.A., Nestlé Holdings, Inc. and Nestlé Ice Holdings, Inc. on November 22, 2005.
  (3) Incorporated by reference to Appendix C of the Notice of Put Right which constitutes Exhibit (a)(1)(i) to this filing.
  (4) Incorporated by reference to the identically numbered exhibit to Amendment Number One to the Schedule TO filed by Nestlé S.A., Nestlé Holdings, Inc. and Nestlé Ice Holdings, Inc. on November 7, 2005.
  (5) Incorporated by reference to Exhibit 4.1 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Current Report on Form 8-K filed on June 27, 2003 and Exhibit 4.2 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 27, 2003 filed on March 11, 2004.
  (6) Incorporated by reference to Exhibit 3.1 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003.
  (7) Incorporated by reference to Exhibit 10.6 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
  (8) Incorporated by reference to Exhibit 10.7 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
  (9) Incorporated by reference to Exhibit 10.8 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(10) Incorporated by reference to Exhibit 10.9 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(11) Incorporated by reference to Exhibit 10.29 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003; Exhibit 10.45 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2003 filed on November 17, 2003; Exhibit 10.46 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 27, 2004 filed on May 6, 2004; Exhibit 10.52 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004 filed on August 5, 2004 and Exhibits 10.53 and 10.54 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 25, 2005 filed on August 4, 2005.
(12) Incorporated by reference to Exhibit 10.49 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004 filed on August 5, 2004.
(13) Incorporated by reference to identically numbered exhibits to the Schedule TO filed by Nestlé S.A., Nestlé Holdings, Inc., and Nestlé Ice Holdings, Inc. on September 7, 2005.

Exhibit (a)(1)(vii)
Appendix A
Information concerning the
Executive Officers and Directors of Nestlé
Effective January 1, 2006
Nestlé Ice Holdings, Inc.
Executive Officers and Directors

Present Principal
Name	Present Business Address	Occupation	Citizenship

EXECUTIVE OFFICER

Don W. Gosline	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	Treasurer of Nestlé Holdings, Inc.	United States
DIRECTOR

Don W. Gosline	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	Treasurer of Nestlé Holdings, Inc.	United States

Nestlé Holdings, Inc
Executive Officers and Directors

Name	Present Business Address	Present Principal Occupation	Citizenship

EXECUTIVE OFFICERS

Bradley A. Alford	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	President, Chief Executive Officer and Chairman of the Board	United States

Rock Foster	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	Senior Vice President and Chief Financial Officer	United States

Alexander Spitzer	Nestlé Holdings, Inc. 383 Main Avenue, 5th Floor Norwalk, Connecticut 06851	Senior Vice President, Taxes	United States

Kimberly A. Lund	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	GLOBE Executive and Chief Information Officer	United States

Mark A. Siegal	Nestlé Holdings, Inc. 383 Main Avenue, 5th Floor Norwalk, Connecticut 06851	Vice President, Taxes	United States

Gary Kirschenbaum	Nestlé Holdings, Inc. 383 Main Avenue, 5th Floor Norwalk, Connecticut 06851	Vice President, Taxes	United States

Alan Pasetsky	Nestlé Holdings, Inc. 383 Main Avenue, 5th Floor Norwalk, Connecticut 06851	Vice President, Taxes	United States
DIRECTORS

Bradley A. Alford	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	President, Chief Executive Officer and Chairman of the Board	United States

Rock Foster	Nestlé Holdings, Inc. c/o Nestlé USA, Inc. 800 North Brand Boulevard Glendale, California 91203	Senior Vice President and Chief Financial Officer	United States

Nestlé S.A.
Executive Officers and Directors

Present Principal
Name	Present Business Address	Occupation	Citizenship

EXECUTIVE OFFICERS

Peter Brabeck-Letmathe	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Chairman and Chief Executive Officer	Austria

Francisco Castaner	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Pharmaceuticals and Cosmetics Products, Liaison with L’Oréal Human Resources, Corporate Affairs	Spain

Lars Olofsson	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Strategic Business Units, Marketing	Sweden

Werner Bauer	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Technical, Production, Environment, Research and Development	Germany

Frits Van Dijk	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Asia, Oceania, Africa and Middle East	Netherlands

Carlo Donati	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Chairman and CEO of Nestlé Waters	Switzerland

Paul Polman	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Finance, Control, Legal, Tax, Purchasing, Export Chief Financial Officer	Netherlands

Paul Bulcke	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President United States of America, Canada, Latin America, Caribbean	Belgium

Chris Johnson	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Deputy Executive Vice President GLOBE Program, IS/IT, Strategic Supply Chain, eNestlé, Group Information Security	United States

Present Principal
Name	Present Business Address	Occupation	Citizenship

Luis Cantarell	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Executive Vice President Europe	Spain

Richard T. Laube	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Deputy Executive Vice President Nestlé Nutrition	Switzerland and United States
DIRECTORS

Peter Brabeck-Letmathe	Nestlé S.A. Avenue Nestlé 55 CH-1800 Vevey Switzerland	Chairman and Chief Executive Officer of Nestlé S.A.	Austria

Günter Blobel	Rockefeller University Laboratory of Cell Biology 1230 York Avenue New York, New York 20021-6399	Professor	Germany

Peter Böckli	Böckli Bodmer & Partner Case postale 2348 CH-4002 Basel Switzerland	Lawyer, Law Professor emeritus	Switzerland

Daniel Borel	Logitech Europe S.A. Moulin du Choc D CH-1122 Romanel-sur-Morges Switzerland	Chairman of Logitech International S.A.	Switzerland

Edward George	c/o Linda Scott NM Rothschild & Sons Ltd New Court St. Swithen’s Lane GB-London EC4P 4DU Great Britain	Former Governor of the Bank of England	United Kingdom

Rolf Hänggi	c/o Rüd, Blass & Cie AG Privatbank Selnaustrasse 32 CH-8039 Zürich Switzerland	Consultant	Switzerland

Nobuyuki Idei	Sony Corporation 6-7-35 Kitashinagawa Shinagawa-ku Tokyo, Japan 141-0001	Chief Corporate Advisor of Sony Corporation	Japan

Present Principal
Name	Present Business Address	Occupation	Citizenship

André Kudelski	Kudelski S.A. Route de Geneve Case postale 134 CH-1033 Cheseaux Switzerland	Chairman and Chief Executive Officer of the Kudelski Group	Switzerland

Andreas Koopmann	Bobst Group S.A. Case postale CH-1001 Lausanne Switzerland	Chief Executive Officer of the Bobst Group S.A.	Switzerland

Jean-Pierre Meyers	L’Oreal S.A. 41, Rue Martre F-92117 Clichy-Cedex France	Vice Chairman of L’Oréal S.A.	France

Carolina Müller-Möhl	Müller-Möhl Group Weinplatz 10 Postfach CH-8022 Zürich Switzerland	Chair of Müller-Möhl Group	Switzerland

Kaspar Villiger	c/o Markwalder & Partner Monbijoustrasse 22 Postfach CH-3001 Bern Switzerland	Former President of the Swiss Confederation	Switzerland